

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Joshua Goldstein
General Counsel
Masterworks Vault 1, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

> **Re: Masterworks Vault 1, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed February 10, 2023**
> **File No. 024-12098**

Dear Joshua Goldstein:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2023 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.   We note your revised disclosure in response to comment 2 and reissue in part. Please address whether the audit reports provided will cover Masterworks Vault 1, LLC in total and each Series.

You may contact Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services